Exhibit 3.9
-------------

                 Certificate of Change Pursuant to NRS 78.209

1. Name of corporation: Warp Technology Holdings, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.207 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

         Class: Common Stock, par value $0.00001 per share. 500,000,000 shares authorized.

         Class: Preferred Stock, par value $0.00001 per share. 50,000,000 shares authorized, of which 18,234 have been designated as Series B 10% Cumulative Convertible Preferred Stock, and of which 4,000 have been designated as Series B-2 Preferred Stock.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

         Class: Common Stock, par value $0.00001 per share. 5,000,000 shares authorized.

         Class: Preferred Stock, par value $0.00001 per share. 50,000,000 shares authorized, of which 18,234 have been designated as Series B 10% Cumulative Convertible Preferred Stock, and of which 4,000 have been designated as Series B-2 Preferred Stock.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

         The change affects the Common Stock. The change is a one hundred-for-one (100:1) reverse split of the Common Stock (the "Reverse Split"). As of the opening of business on the effective date (specified in item 7 below), the total number of issued and outstanding shares of the Company's Common Stock held by each stockholder will be converted automatically into the number of whole shares of Common Stock equal to
         (i) the number of issued and outstanding shares of Common Stock held by such stockholder immediately prior to the Reverse Split, divided by
         (ii) 100.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

         No fractional shares will be issued. Instead of issuing fractional shares, the Company will issue one full share of the post-Reverse Split Common Stock to any stockholder who otherwise would have received a fractional share as a result of the Reverse Split. Less than one percent of outstanding shares of Common Stock will be affected by this rounding up.

         No cash will be paid nor will any scrip be issued in connection with the Reverse Split.

7. Effective date of filing (optional): 11/18/04 (must not be later than 90 days after the certificate is filed).


8. Officer Signature:   /s/ Ernest Mysogland         Secretary
                        --------------------         ---------
                             Signature                Title